Exhibit 99.2

Second Quarter 2012 Earnings Conference Call Speakers: Tiak Koon Loh, CEO Christine Lu-Wong, CFO August 10, 2012 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Disclaimer 2 The information in this presentation has been prepared by HiSoft Technology International Limited (“HiSoft ” or the “Company”) solely for information purposes in connection with the Company’s earnings release for the second quarter ended June 30, 2012. The information presented or contained in this presentation may be subject to change without notice. This presentation contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forwardlooking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

HIGHLIGHTS 3 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

2Q : Delivered and Exceeded Top and Bottom-line Guidance 4 2Q Net Revenues + 41 % Y-o-Y . Net revenue US$71.8 million, up 41% Y-o-Y . Net income US$6.4 million , up 62% Y-o-Y . Non-GAAP(1) Net income per ADS $0.30, up from $0.18 in 2Q 2011 . Improvement in all margins including GAAP and Non- GAAP Note: (1) Non-GAAP measures in this presentation exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, and success fee related to business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” in the Company’s earnings release to which this presentation accompanies and in “Non-GAAP Reconciliation” located at the end of this presentation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Across the Board Strong Performance 5 China the Growth Driver 109% Y-o-Y . China: +108.5% Y-o-Y (Record high –accounted for 24.3% of net revenues) . US: +29.2% Y-o-Y . Japan: +54.9% Y-o-Y . Europe: +3.0% Y-o-Y . Asia South: -23.7% Y-o-Y Expanded Offerings Inject Growth to all Service Lines . ITS: +54.1% Y-o-Y o CPS: +157.4% Y-o-Y o ADM: +21.2% Y-o-Y . RDS: +26.4% Y-o-Y Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. CPS 157% Y-o-Y . Accounted for 23.4% of net revenues, CPS growth reached 157.4% Y-o-Y o Strong traction from domestic BFSI . Contribution from expanded customer portfolio . Growth from higher value-added and consulting-led services

FINANCIALS 6 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Solid Increase in Earnings -- Good Growth Across All Service Lines 7 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 24.8 25.2 26.2 30.2 23.9 30.2 34.1 39.7 39.3 41.6 27.0 41.6 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 RDS ITS Revenue Breakdown of Service Lines US$(mn) RDS Y-o-Y : +26.4% ITS Y-o-Y : +54.1% 58.9 64.9 65.5 71.8 50.9 71.8 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Net Revenues Q-o-Q: +9.6% US$(mn) Y-o-Y: +41.1% ITS: 58.0% RDS: 42.0% RDS Q-o-Q : +15.2% ITS Q-o-Q : +5.9%

8 Net Revenues Analysis by Service Lines Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 11.8 13.6 13.6 16.8 6.5 16.8 22.3 26.1 25.7 24.8 20.5 24.8 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 CPS ADM CPS Y-o-Y : +157.4% ADM Y-o-Y : +21.2% Revenue Breakdown of ITS Service Lines US$(mn) CPS Q-o-Q: +23.1% ADM Q-o-Q : -3.3% 24.8 25.2 26.2 30.2 23.9 30.2 34.1 39.7 39.3 41.6 27.0 41.6 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 RDS ITS Revenue Breakdown of Service Lines US$(mn) RDS Y-o-Y : +26.4% ITS Y-o-Y : +54.1% RDS Q-o-Q : +15.2% ITS Q-o-Q : +5.9%

Net Revenues Analysis by Client Headquarters 9 Location of Client Headquarters 2Q11 vs. 2Q12 Y-o-Y Growth Greater China 108.5% Japan 54.9% United States 29.2% Europe 3.0% Asia South -23.7% Net Revenues Growth Based on the location of client headquarters 2Q11 2Q12 Asia South 6.0% 3.2% Europe 9.3% 6.8% Greater China 16.4% 24.3% Japan 17.5% 19.2% US 50.8% 46.5% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client headquarters Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Net Revenues Analysis by Client Contract Signing Entity 10 Net Revenues Growth Based on the location of contract signing entity Location of Contract Signing Entities 2Q11 vs. 2Q12 Y-o-Y Growth Greater China 55.5% United States 51.3% Japan 29.9% Asia South 10.6% Europe 2.4% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 2Q11 2Q12 Asia South 14.6% 11.5% Europe 2.6% 1.9% Japan 21.8% 20.0% US 21.1% 22.6% Greater China 39.9% 44.0% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client contract signing entity Greater China US Japan Europe Asia South

Healthy Improvement in GAAP Gross Profit Y-o-Y 11 GAAP Gross Margin 3Q11 4Q11 1Q12 2Q11 2Q12 35.6% 36.2% 34.9% 35.3% 35.7% $20.9 $23.5 $22.9 $25.6 $18.0 $25.6 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Y-o-Y : +42.7% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. GAAP Gross Profit and GAAP Gross Margin US$(mn)

Healthy Improvement in Non-GAAP Gross Profit Y-o-Y 12 Non-GAAP Gross Margin 3Q11 4Q11 1Q12 2Q11 2Q12 35.9% 36.9% 35.4% 35.6% 36.2% $21.1 $23.9 $23.2 $26.0 $18.1 $26.0 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Y-o-Y : +43.5% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. US$(mn) Non-GAAP Gross Profit and Non-GAAP Gross Margin

Strong Adjusted EBIT & Adjusted EBIT Margin 13 Adjusted EBIT Margin 3Q11 4Q11 1Q12 2Q11 2Q12 13.4% 14.9% 13.2% 11.2% 14.2% $7.9 $9.7 $8.7 $5.7 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Y-o-Y : +78.6% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. US$(mn) Adjusted EBIT & Adjusted EBIT Margin

Strong GAAP Net Income & Earnings Per ADS 14 GAAP Diluted Earnings Per ADS 3Q11 4Q11 1Q12 2Q11 2Q12 $0.14 $0.22 $0.19 $0.12 $0.20 $4.4 $6.8 $6.1 $6.4 $3.9 $6.4 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Y-o-Y : +62.2% US$(mn) Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. GAAP Net Income

15 $8.2 $9.8 $8.7 $9.4 $5.8 $9.4 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 3Q11 4Q11 1Q12 2Q12 2Q11 2Q12 Non-GAAP Net Income US$(mn) Y-o-Y : +63.0% Non-GAAP Diluted Earnings Per ADS 3Q11 4Q11 1Q12 2Q11 2Q12 $0.26 $0.31 $0.27 $0.18 $0.30 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. Non-GAAP Net Income &Non-GAAP Earnings Per ADS

16

Balance Sheet

(US$ million)	3Q 2011	4Q 2011	1Q 2012	2Q 2011	2Q 2012
Cash & cash equivalents, Restricted cash and Term deposits	125.2	136.8	131.2	133.9	127.8
Short & long term debt	-	-	-	-	-
Operating Cash flow	1.5	15.9	-2.6	6.6	0.5
Days sales outstanding	88	86	92	88	97

- HiSoft has entered into an agreement with the Administrative Committee of the Wuxi State Hi-Tech Zone to purchase the Company's existing campus facility in Wuxi city, Jiangsu province, China, for an estimated aggregate consideration of approximately US$22.0 million. Subject to satisfaction of customary conditions and governmental approvals, the consideration is expected to be paid in-full over the course of one year beginning in the third quarter of 2012.

- Days sales outstanding ("DSOs") calculation = divide average accounts receivable by the net revenues and then multiplying by the number of days in the corresponding period. Increase in 2Q 2012 was mainly due to an increase in Chinese clients' accounts receivable. The company expects cash collection from Chinese clients to accelerate before Chinese New Year, DSOs will return normal by 1Q 2013.

Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

GUIDANCE FOR Q3 & FY2012 17 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Momentum Guiding Upward FY2012 18 3Q 2012 Y-o-Y Growth FY 2012 Y-o-Y Growth Net Revenues Guidance At least US$77.0 million At least 30.8% At least US$297.0 million At least 35.6% Non- GAAP diluted earnings per ADS Guidance US$0.31 - US$0.32(1) 19.2%-23.1% US$1.20-US$1.23(2) 33.3%-36.7% Notes: 1) Based on 31.9 million weighted average ADSs 2) Based on 31.8 million weighted average ADSs Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

APPENDIX 19 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Appendix 20 . Shares for Earnings per ADS Calculation . Share Count Information . Non-GAAP Reconciliation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Shares for Earnings per ADS Calculation 21 Date Activities Weighted Average ADS Equivalent June 30, 2012 Shares outstanding - basic 30.3 million Share options and equivalents 1.5 million June 30, 2012 Shares outstanding - diluted 31.8 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Share Count Information 22 (As of June 30, 2012) ADS Equivalent Shares issued and outstanding 31.4 million Share options and equivalents granted and outstanding 3.9 million Shares available for future grants under employee incentive plan 1.1 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation 23 (US$ in millions) Q2’11 Q3’11 Q4’11 Q1’12 Q2’12 GAAP Operating Income 3.8 4.1 6.7 6.1 7.1 Share-based compensation 1.1 1.8 1.6 2.0 1.8 Amortization of acquired intangible assets 0.4 0.8 1.0 1.0 1.2 Change in fair value of contingent consideration payable for M&A 0.3 0.8 0.4 (0.4) 0.0 Success fee related to business acquisition - 0.5 - - - Non-GAAP Operating Income 5.7 7.9 9.7 8.7 10.2 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation (Continued) 24 (US$ in millions) Q2’11 Q3’11 Q4’11 Q1’12 Q2’12 GAAP Net Income 3.9 4.4 6.8 6.1 6.4 Share-based compensation 1.1 1.8 1.6 2.0 1.8 Amortization of acquired intangible assets 0.4 0.8 1.0 1.0 1.2 Change in fair value of contingent consideration payable for M&A 0.3 0.8 0.4 (0.4) 0.0 Success fee related to business acquisition - 0.5 - - - Non-GAAP Net Income 5.8 8.2 9.8 8.7 9.4 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. . The GAAP to non-GAAP reconciling items totaled $3.0 million, compared to $1.9 million in the corresponding period of 2011.

THANK YOU 25 Ross Warner HiSoft Technology International Limited Tel: +86-10-5987-5865 Email: investor_relations@hisoft.com Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.